April 10, 2026

Dear Gary,

On behalf of the management team and employees of Commvault Systems, Inc. (“Commvault” or the “Company”), it gives me great pleasure to extend you the position of Chief Financial Officer.

Base Salary

Your annual base salary will be paid at an annual rate of $500,000 in accordance with the Company’s standard payroll schedule.

Variable Compensation

In addition to your base salary, you will be eligible for a variable compensation award, paid annually, based on attainment of various objectives provided to you. The annual target variable compensation amount will be $500,000. Your actual amount, if any, may be greater or less than the target amount based on actual level of attainment of those objectives. Your variable compensation award for Fiscal Year 2027 will not be prorated for time in the position.

Equity Grant Program

As additional incentive for you to accept the position and achieve certain milestones within your functional area which significantly contribute to the success of the Company, Commvault will grant you the following equity awards:

•A one-time sign-on equity grant of Restricted Stock Units of the Company’s common stock valued at approximately $1,000,000 USD vesting over a three-year period, 33.3% after the first year and 8.375% quarterly thereafter, subject to continued employment.

•An equity grant during the standard equity program cycle in May 2026 valued at approximately $5,000,000 USD, consisting of:

oA Restricted Stock Unit grant of the Company’s common stock valued at approximately $2,500,000 USD vesting over a three-year period, 33.3% after the first year and 8.375% quarterly thereafter, subject to continued employment.

oPerformance Share Unit grants of the Company’s common stock valued at a total of approximately $2,500,000 USD, consisting of:

$1,250,000 USD aligned to the Company’s total shareholder return. The number of shares you receive will be determined based on the Company’s cumulative performance relative to the Russell 3000 index, on the first, second, and third anniversary of the grant date. At each anniversary, 33.3% of target shares are multiplied by the award factor as outlined in the award agreement.

$1,250,000 USD aligned to the Company’s financial performance objective. This award will vest over a three-year period, 33.3% after the first year and 8.375% quarterly thereafter.

All awards are subject to Company’s Compensation Committee approval and will be governed by the applicable plan and award agreement.

Start Date

Your effective date in the new role will be April 13, 2026.

Insurance Coverage and Other Benefits

Commvault provides a comprehensive benefits package to all eligible employees. You will continue to have the option to participate in various benefits immediately upon employment.

Compliance Agreements & Immigration Reform & Control Act

You will be required to sign and abide by the Company’s Corporate Compliance Agreement, which includes provisions relating to invention assignment, confidentiality, non-competition, non-solicitation, and standards of professional and ethical conduct. In addition, you will be required on your first day of employment to acknowledge in writing and agree to comply with the Company’s policies and practices, including, but not limited to, the Anti-Discrimination and Anti-Harassment Policy, Equal Employment Opportunity Policy, Code of Business Ethics and Conduct Policy, Electronic Communications Policy, and Equipment Return Agreement. If you would like to review these policies prior to accepting this offer, please let me know.

This offer is not a contract and your employment will be “at will”.

Gary, all of us at Commvault are truly excited about the opportunity to have you take this new role. We believe you will be a strong contributor to the growth and success of the Commvault team.

We look forward to working with you!

Sincerely,

Sanjay Mirchandani
President and Chief Executive Officer

Accepted:

/s/ Gary Merrill
Gary Merrill